EXHIBIT 99.1

NEWS RELEASE

South Bow Announces Timing of Second-quarter 2026 Results and Conference Call and Webcast

CALGARY, Alberta, July 08, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) will release its second-quarter 2026 financial and operational results after the close of markets on Aug. 5, 2026.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's second-quarter 2026 results on Aug. 6, 2026 at 8 a.m. MT (10 a.m. ET).

Date	Aug. 6, 2026
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BI4c42e527f3684cf59c8cbb7c73ad3bc4
Webcast link	https://edge.media-server.com/mmc/p/m559tn9h

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements). In particular, this news release contains forward-looking statements, including timing of the release of financial and operational results and the related conference call and webcast and replay. The forward-looking statements are based on certain assumptions that South Bow has made regarding, among other things: market conditions; economic conditions; and prevailing governmental policies or regulatory, tax, and environmental laws and regulations. Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; actions taken by governmental or regulatory authorities; adverse general economic and market conditions, and other factors set out in South Bow's public disclosure documents. The foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do—providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Sara Hunter
investor.relations@southbow.com	communications@southbow.com